

September 9, 2011

<u>Via Facsimile</u>
Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

      Re: **Harbin Electric, Inc.**
              Form 10-K for the year ended December 31, 2010
              Filed March 16, 2011
              Form 10-Q for the period ended June 30, 2011
              Filed August 9, 2011
              File No. 001-33276

Dear Mr. Xu:

We have reviewed your response dated August 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

1.   We note that the auditor's opinion provided on page F-2 of the proposed draft
        amendment to the Form 10-K includes an explanatory paragraph indicating that its report
        dated March 15, 2011 on the company's internal control over financial reporting as of
        December 31, 2010 expressed a qualified opinion. However, we note on page 13 of the
        same draft that your auditor expresses an adverse opinion stating that the company's
        internal control over financial reporting was not effective at that date. As discussed in
        paragraph 90 of PCAOB's Auditing Standard No. 5, when one or more material
        weaknesses have been identified the auditor must express an adverse opinion on the
        company's internal control over financial reporting, unless there is a restriction on the
        scope of the engagement. Please ask your auditor to describe to us the qualification to
        which it is referring or revise the language on page F-2 to indicate that it expressed an
        adverse opinion that the company's internal control over financial reporting was not
        effective at December 31, 2010.

2.   In the proposed draft to your amended Form 10-K, we note that you labeled the columns
        impacted by the corrections made to your financial statements in Notes 6, 7, and 9 as
        "revised" rather than "restated." In addition, we do not see where you have labeled the
        captions and columns of your statement of cash flows impacted by the corrections as
        "restated." In your amended Form 10-K, please label all captions and columns impacted
        by the corrections as "restated."

Form 10-Q for the period ended June 30, 2011

Note 18 – Commitments and Contingencies, page 30

Contingencies, page 30

3.   We note the discussion of the class action lawsuits against the company, certain of its
        officers and members of its Board of Directors. Please refer to ASC 450-20-50 and 55,
        and in your next periodic filing, please disclose management's conclusion as to whether a
        loss is probable or reasonably probable, the amount of any amounts accrued, and either
        disclose an estimate of the additional loss or range of loss, or state that such an estimate
        cannot be made. If true, you can also state that the estimate is immaterial in lieu of
        providing quantified amounts.

        If you conclude that you cannot estimate the reasonably possible loss, additional loss or
        range of loss, please supplementally: (1) explain to us the procedures you undertake on a
        quarterly basis to attempt to develop a range of reasonably possible loss for disclosure
        and (2) for each material matter, what specific factors are causing the inability to estimate
        and when you expect those factors to be alleviated. We recognize that there are a number

Mr. Zedong Xu
Harbin Electric, Inc.
September 9, 2011
Page 3

of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Item 6. Exhibits, page 54

4.   Please file as an exhibit the "Simo Land Use Agreement" mentioned in your disclosure.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641, if you have questions on any other comments.
        .

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant